SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER 1-12387
A. Full title of the plan and address of the plan, if different from that of the issuer named below:
The Tenneco Employee Stock
Ownership Plan for Salaried Employees
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Tenneco Inc.
500 North Field Drive
Lake Forest, IL 60045

The Tenneco Employee Stock Ownership Plan for Salaried Employees
Financial Statements as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008, and Supplemental Schedule as of December 31, 2008, and Independent Auditor’s Report

The Tenneco Employee Stock Ownership Plan for Salaried Employees

		Page
Financial Statements

•	Auditor's Report	3

•	Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	4

•	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	5

•	Notes to Financial Statements as of December 31, 2008 and 2007	6-13

Supplemental Schedule

•	Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008	14
EX-23.1
Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Corporate Employee Benefits
Committee of Tenneco
We have audited the accompanying statements of net assets available for benefits of the Tenneco Employee Stock Ownership Plan for Salaried Employees (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Chicago, Illinois
June 10, 2009

The Tenneco Employee Stock Ownership Plan for Salaried Employees
Statements of Net Assets Available for Benefits
as of December 31, 2008 and 2007

	2008	2007
ASSETS:

Plan’s interest in Tenneco Defined Contribution Plans Master Trust:
Participant-directed investments	$153,454,037	$219,868,555
Nonparticipant-directed investments (Note E)	0	19,213,209

Total investments, at fair value	153,454,037	239,081,764

Receivables:
Participants contributions	357,247	415,478
Employer contributions	383,247	403,273

Total receivables	740,494	818,751

Total assets	154,194,531	239,900,515

NET ASSETS AVAILABLE AT FAIR VALUE	154,194,531	239,900,515

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,194,955	141,773

NET ASSETS AVAILABLE FOR BENEFITS	$155,389,486	$240,042,288

The accompanying notes are an integral part of these statements.

The Tenneco Employee Stock Ownership Plan for Salaried Employees
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2008

Contributions:
Participant contributions	$11,155,827
Employer contributions	10,146,554
Rollovers	640,807

Total contributions	21,943,188

Investment loss (Plan’s interest in Tenneco Defined Contribution Plans Master Trust)	(93,916,721)

Transfers into Plan (Note B)	396,804

DEDUCTIONS:
Benefits paid to participants	(12,738,841)
Administrative expenses	(337,232)

Total deductions	(13,076,073)

DECREASE IN NET ASSETS	(84,652,802)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	240,042,288

End of year	$155,389,486

The accompanying notes are an integral part of this statement.

The Tenneco Employee Stock Ownership Plan for Salaried Employees
Notes to Financial Statements
as of December 31, 2008 and 2007, and for the Year Ended December 31, 2008
A.	Description of the Plan

The following is a description of The Tenneco Employee Stock Ownership Plan for Salaried Employees (the “Plan”). Participants should refer to the Plan document for more complete information.

General – The Plan is a defined contribution plan covering substantially all U.S. salaried employees of Tenneco Automotive Operating Company Inc. (the “Company”) and certain of its affiliates. The Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Master Trust – The Plan assets are held by Mellon Bank, N.A., as Trustee, in the Tenneco Defined Contribution Plans Master Trust (the “Master Trust”).

Eligibility – Employees are eligible to participate in the Plan the first day of the month following the Company’s receipt of an application for enrollment or two complete calendar months of employment provided the employee has not waived automatic enrollment.

Contributions – An employee is automatically enrolled in the Plan upon completion of the eligibility requirements at a pretax contribution rate of 4% of pretax annual compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations, unless the employee elects to waive automatic enrollment prior to the effective date. Participants can elect to increase the pretax deferral rate, subject to certain IRC limitations, from 4% up to 75%, in any whole percentage, at any time.

The Company’s matching contribution is 50% of the participant’s contributions, not to exceed a match level of 4% of the participant’s base compensation. For participants hired on or after April 1, 2005, there is an additional 2% nonelective employer contribution after one year of service. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made for the years ended December 31, 2008 and 2007. Participants may also roll over amounts from other qualified plans.

Effective January 1, 2002, Company matching contributions are made in cash. Prior to January 1, 2002, Company matching contributions were made in the Company’s common stock to the Tenneco Inc. Common Stock Fund. All Company matching contributions of Company common stock made prior to January 1, 2002, and the related earnings/losses, will remain in the form of the Company’s common stock until the participant reaches age 55 or terminates employment and requests a total distribution. Beginning in 2006, one third of these matching contributions will be unrestricted each year until there are no longer any restricted Company match shares remaining. As of December 31, 2008, all assets were deemed unrestricted.

Effective January 1, 2007, the Plan was amended to provide supplemental annual Company contributions based upon a participant’s age in accordance with an age-graded schedule for those employees who ceased to accrue benefits under the Company’s defined benefit plans.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments – Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. The Plan currently offers participants the option to invest their contributions in the following types of funds: stable value (1 offered), Tenneco Inc. common stock (1 offered), and mutual funds (24 offered).

Shares of Pactiv Corporation common stock are held by the Plan in a separate fund due to a transfer of participant account balances from another defined contribution plan in 2000; however, the fund is no longer an investment option for participants and direct contributions or fund transfers into this fund are not allowed.

Vesting – Participants are vested immediately in pretax and matching contributions plus actual earnings thereon. The Company’s 2% nonelective employer contribution and supplemental annual Company contributions cliff vest 3 years after an employee’s date of hire; all other matching contributions vest immediately.

Participant Loans – Active participants and certain other individuals may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, less their highest outstanding loan balance in the previous 12 months or 50% of their account balance, whichever is less, as long as the participants or individuals have no outstanding loans. Each participant may only have one loan outstanding at any time, with a term not to exceed 54 months. The loans are secured by the balance in the participant’s account and bear interest at rates equal to the prime rate as reported in The Wall Street Journal at the time the loan is made. Principal and interest are paid ratably through payroll deductions.

Termination of Participation – Upon termination of service due to death, disability, retirement, or termination of employment, a participant is permitted to elect either to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account, or to maintain the account, if the participant’s vested interest in the account was more the $1,000. If the participant’s account is less than $1,000, the participant is required to receive a lump-sum amount or roll over the amount to another qualified plan or IRA.

Forfeitures – At December 31, 2008 and 2007, forfeited nonvested accounts totaled $3,669 and $6,224, respectively. These forfeitures are used to reduce future employer contributions. For the year ended December 31, 2008, employer contributions were reduced by $25,643 from forfeited nonvested accounts. If a participant terminates and is rehired within five years, any forfeited balance will be reinstated.

B.	Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution

Health and Welfare and Pension Plans” (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Mellon Stable Value Fund. As required by the FSP, the Statements of Net Assets Available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including common stock, mutual funds, and collective trusts funds. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation and Income Recognition – The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to determine the fair value of the Plan’s investments, when available.

See note D for discussion of fair value measurements.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in the fair market value of investments for such investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation/(Depreciation) in Fair Value of Investments – Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as investment loss in fair value of investments.

Administrative Expenses – Administrative expenses of the Plan are paid by the Plan as provided by the Plan document. The Master Trust is authorized to charge and collect from the fund expenses incurred, unless such expenses are paid directly by the Company.

Payment of Benefits – Benefit payments to participants, including deemed distributions of participant loans, are recorded when paid.

Transfers – The Company also sponsors an employee stock ownership plan for hourly employees. If employees change their hourly or salaried status during the year, their account balances are transferred into the corresponding plan.

Excess Contributions Refundable – The Plan is required to return contributions received in excess of IRC limits.

C.	Investments

Assets are held in a master trust as of December 31, 2008 and 2007, and the Plan’s only investment is an investment in that master trust.

D.	Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Effective January 1, 2008, the Plan adopted SFAS No. 157. Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used to measure assets at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Registered investment companies – Valued at the net asset value of shares held by the Plan at year-end.

Collective trusts – Valued at its net asset value of the Plan’s interest in the collective trust based on information reported by the investment advisor using audited financial statements of the collective trust at year-end. The Mellon Stable Value Fund, a collective trust, is a stable value fund that may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Participant loans – Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Registered investment companies	$185,088,631	$—	$—	$185,088,631
Common stocks	20,629,583	270,135	—	20,899,718
Collective trusts	—	—	37,364,743	37,364,743
Participant loans	—	—	12,982,952	12,982,952

Total assets at fair value	$205,718,214	$270,135	$50,347,695	$256,336,044

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Master Trust’s Level 3 assets for the year ended December 31, 2008:

	Collective Trusts	Participant Loans
Balance, beginning of year	$48,545,845	$13,488,411
Purchases, sales, issuances and settlements (net)	(11,181,102)	(505,459)

Balance, end of year	$37,364,743	$12,982,952

E.	Nonparticipant-Directed Investments

Information about the net assets as of December 31, 2008 and 2007, and the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2008 and 2007, is as follows:

	2008	2007
Net assets:
Master Trust – Tenneco Inc. common stock	$0	$19,213,209

Changes in net assets:
Benefits paid to participants	(314,619)	(2,682,868)
Administrative expenses	(13,741)	(18,177)
Transfers to participant-directed investments	(3,788,698)	(14,183,618)
Investment (loss) income from Master Trust	(15,096,151)	2,258,519

Total	$(19,213,209)	$(14,626,144)

F.	Exempt Party-in-Interest Transactions

At December 31, 2008 and 2007, the Master Trust held shares of the Mellon Stable Value Fund which is managed by Mellon Bank, N.A. Mellon Bank, N.A. is the trustee as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on this investment.

At December 31, 2008 and 2007, the Master Trust held 5,673,146 and 3,589,835, respectively, shares of common stock of Tenneco Inc. the sponsoring employer, with a cost basis of $29,502,879 and $37,653,408, respectively.

G.	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of a Plan termination, participants would become 100% vested in employer contributions. Any assets which are not allocated to the accounts of participants upon the complete termination of the Plan, or complete discontinuance of contributions, will be allocated among all of the participant accounts pro rata on the basis of their respective balances.

H.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter, dated April 30, 2002, that the Plan was designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in all material respects in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

I.	Interest in Master Trust

The Plan’s investment assets are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of both the Tenneco Employee Stock Ownership Plans for Hourly and Salaried Employees are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans. The Master Trust is authorized to charge and collect from the fund expenses incurred, unless such expenses are paid directly by the Company.

The investments of the Master Trust as of December 31, 2008 and 2007, are summarized as follows:

	2008	2007
Investments, at fair value:
Participant loans	$12,982,952	$13,606,970
Registered investment companies	185,088,631	225,146,461
Collective trusts	37,364,743	50,003,284
Pactiv Corporation common stock	3,968,324	7,038,375
Tenneco Inc. common stock	16,931,394	95,094,738

Total investments at fair value	256,336,044	390,889,828

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,655,520	247,813

Net assets of the Master Trust at contract value	$257,991,564	$391,137,641

Plan’s interest in net assets of the Master Trust at fair value	$153,454,037	$239,081,764

Plan’s interest in net assets of the Master Trust at contract value	$154,648,992	$239,223,537

Plan’s interest in net assets of the Master Trust as a percentage of the total at contract value	60%	61%

The net investment earnings of the Master Trust for the year ended December 31, 2008, is summarized below:

Dividend and interest income	$7,624,730

Net appreciation (depreciation) in fair value of investments:
Registered investment companies	(94,019,693)
Collective trusts	1,515,344
Pactiv Corporation common stock	(344,880)
Tenneco Inc. common stock	(58,120,599)

Net depreciation in fair value of investments	(150,969,828)

Investment loss of Master Trust	$(143,345,098)

J.	Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2008 and 2007, is as follows:

	2008	2007
Net assets available for benefits per the financial statements	$155,389,486	$240,042,288
Less adjustment from fair value to contract value for fully benefit-responsive contracts	(1,194,955)	(141,773)

Net assets available for benefits per Form 5500	$154,194,531	$239,900,515

A reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2008, to Form 5500 is as follows:

Investment loss per the financial statements	$(93,916,721)
Less adjustment from fair value to contract value for fully benefit-responsive contracts for 2008	(1,194,955)
Add adjustment from fair value to contract value for fully benefit-responsive contracts for 2007	141,773

Investment loss per Form 5500	$(94,969,903)

K.	Subsequent Event

Effective January 1, 2009, the Company matching contribution was suspended for the Plan.

Supplemental Schedule
The Tenneco Employee Stock Ownership Plan for Salaried Employees
Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2008

Identity of Issuer/Description of Investment	Cost**	Fair Value
*Participant loans (maturing 2008 to 2010 at interest rates of 4.00% to 7.25%)	$0	$3,559,154

Total	$0	$3,559,154

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and is therefore not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Tenneco Inc. Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.
THE TENNECO EMPLOYEE
STOCK OWNERSHIP PLAN FOR SALARIED
EMPLOYEES

Date: June 24, 2009	/s/ RICHARD P. SCHNEIDER
RICHARD P. SCHNEIDER
CHAIRMAN OF TENNECO INC. BENEFITS COMMITTEE

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
23.1	Consent of Grant Thornton LLP